RECEIVED

2007 JUL 31 A 10: 27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

24th July, 2007

07025609

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

PROCESSED
AUG 0 2 2007
THOMSON
FINANCIAL

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

▶ **MOL Plc.**

INVESTOR NEWS

24 July 2007

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 23 July 2007, based on the announcement made on 16 July 2007, MOL bought 62,157 treasury shares at an average price of 28,812 HUF/share on the Budapest Stock Exchange through OTP Bank Nyrt. as investment service provider. Following this transaction MOL owns 3,144,678 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

INVESTOR NEWS

19 July 2007

Successful cooperation between MOL and the Croatian Oil Company INA resulted in a discovery of a new natural gas field

MOL Hungarian Oil and Gas Plc and INA Industrija Nafte d. d., Croatian national oil company, successfully drilled an exploratory well in the vicinity of the Hungarian-Croatian border, at Zaláta, Baranya County. This is the first result of the agreement signed in September 2006 by the two parties for jointly drilling exploratory well(s) in the exploration area of Zaláta (Hungary) and Podravska Slatina (Croatia), aiming at the exploitation of the hydrocarbon potential of the Dráva Basin. The success of Zaláta-1 well is the first major result in MOL-INA strategic partnership in hydrocarbon exploration and production.

The exact hydrocarbon reserves recently discovered will be defined after completion of the reservoir analysis. The successful well is located in an under explored area, and this adds further value to the discovery, because this may open new exploration perspectives in the region. The parties will equally share the future production. As this region at present has no infrastructure for the production, the final field development will most presumably need several years and thorough preparatory works.

Drilling of the first well, Zaláta-1 was completed in December 2006 reaching the bottom hole at 3515 m depth. The layers are currently being tested in the well are located between 3100-3200 m. Among the three layers predicted as being gas prone, two have already produced gas. During the tests, production from the lowest layer was 62.000 m^3 per day, with some condensate. The middle section, after well stimulation, is now producing 337.000 m^3 per day, which is a considerable volume in Hungary.

The contract signed by the parties contains the drilling of a second exploratory well in the Croatian side, if the first is successful. Extension of the gas prone dolomite layers, i.e. the genuine dimension of the reservoir and the volume of recoverable gas reserve are still to be identified based on the new drilling information, and the parties plan to launch further programs for continuing joint exploration of the reserve.

MOL-INA strategic partnership also covers other ongoing operations along the Hungarian-Croatian border. Appraisal of geophysical measurements is in progress at Vízvár - Ferdinandovac, and joint seismic measurements for large areas are also planned at Novi Gradac - Potony.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

23rd July, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

▶ MOL Plc.

INVESTOR NEWS

23 July 2007

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 20 July 2007, based on the announcement made on 16 July 2007, MOL bought 155,133 treasury shares at an average price of 29,183 HUF/share on the Budapest Stock Exchange through ING Bank Zrt. as investment service provider. Following this transaction MOL owns 3,082,521 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

INVESTOR NEWS

20 July 2007

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 19 July 2007, based on the announcement made on 16 July 2007, MOL bought 357,859 treasury shares at an average price of 29,421 HUF/share on the Budapest Stock Exchange through ING Bank Zrt. as investment service provider. Following this transaction MOL owns 2,927,388 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Plc.**

INVESTOR NEWS

19 July 2007

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 18 July 2007, based on the announcement made on 16 July 2007, MOL bought 358,868 treasury shares at an average price of 29,327 HUF/share on the Budapest Stock Exchange through ING Bank Zrt. as investment service provider. Following this transaction MOL owns 2,569,529 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ MOL Plc.

INVESTOR NEWS

18 July 2007

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 17 July 2007, based on the announcement made on 16 July 2007, MOL bought 210,778 treasury shares at an average price of 29,384 HUF/share on the Budapest Stock Exchange through ING Bank Zrt. as investment service provider. Following this transaction MOL owns 2,210,661 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

END